Securities and Exchange Commission
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
FELDMAN MALL PROPERTIES, INC.
(Name of Issuer)
Common Stock
(Class of Securities)
314308107
(CUSIP Number)
Paul Denby
4613 Redwood Court
Irving, Texas 75038
(214) 649-7155
With copy to:
Strasburger & Price, LLP
Attn: Kevin Woltjen, Esq.
901 Main St., Suite 4400
Dallas, Texas 75202
(214) 651-2341
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
March 4, 2008
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-(b)(3) or (4), check the following box ___.

CUSIP No.	314308107	Page	1	of	3

1	NAMES OF REPORTING PERSON: Paul J. Denby

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS:

	PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	United States of America

	7	SOLE VOTING POWER

NUMBER OF		700,000

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		700,000

WITH:	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	700,000

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	5.4%

14	TYPE OF REPORTING PERSON:

	IN

Item 1 Security and Issuer
          This statement relates to the common stock, $0.01 par value (the “Stock”), of Feldman Mall Properties, Inc. (the “Company”). The principal executive offices of the Company are located at 1010 Northern Blvd., Suite 314, Great Neck, NY 11021.
Item 2 Identity and Background
          This statement is being filed by Paul J. Denby, a citizen of the United States of America (“Denby”). Denby’s principal business of personal investments is conducted from his principal business office at 4613 Redwood Court, Irving, Texas 75038.
          Denby has not been a party to any criminal proceeding in the past five years, nor has Denby been involved in any civil proceeding regarding violations of federal or state securities laws during the past five years.
Item 3 Source and Amount of Funds or Other Consideration
          Since October 12, 2007, Denby purchased a total of 700,000 shares of the Stock (“Shares”) for an aggregate price of $2,721,901.05 in open-market transactions, using personal funds.
Item 4 Purpose of Transaction
          Denby acquired the Shares for investment purposes, as well as with the desire to effectuate a change in the Board of Directors, either by the addition of new directors or a change in the existing board composition. The two independent current board members possess a relatively very small ownership position in the Company’s Stock. Denby believes this relative lack of personal financial commitment has allowed these directors to be unconcerned with the performance of the Company’s stock, which is trading at a very low price, when compared to the Company’s prior trading history. The lack of director financial interest may also explain the Company’s inability to timely file its Form 10-Q for the quarter ended September 30, 2007. At the current low trading price, the timing would appear ideal for the Company to take action on its previously announced stock buyback program, which Denby had previously discussed with a board member. However, the Company has taken no action and appears to be disinterested in doing so. Additionally, as the Company recently announced it was discontinuing payment of dividends, other than those required to retain REIT status, Denby believes the board should actively pursue any and all options to sell the Company or otherwise eliminate the expense of being a public company. Denby is concerned that the current directors lack the motivation to pursue any and all avenues to achieve maximum shareholder value.
Item 5 Interest in Securities of the Issuer
          (a) Denby owns 700,000 Shares, which represent 5.4% of the issued and outstanding Shares.
          (b) Denby possesses the sole power to vote and dispose of the Shares described in Item 5(a) herein.
          (c) During the past sixty days, beginning January 4, 2008, through March 4, 2008, Denby has effected the following transactions in the Company’s Stock, each via the NYSE:

Date of Transaction	Shares	Price Per Share
1/07/08	3,100	$3.29
1/08/08	6,900	$3.41
1/11/08	10,000	$3.33
1/14/08	20,000	$3.35
1/16/08	10,000	$3.25
1/17/08	20,000	$3.02
1/17/08	10,000	$3.07
1/22/08	9,800	$2.80
1/23/08	10,200	$2.84
1/24/08	10,000	$2.81
1/30/08	18,000	$3.31
1/31/08	8,200	$3.31
2/01/08	3,800	$3.38
2/13/08	40,269	$3.25
2/14/08	34,731	$3.25
2/15/08	1,700	$3.15
2/19/08	13,000	$3.33
2/20/08	27,500	$3.34
2/21/08	14,700	$3.40
2/22/08	12,500	$3.35
2/22/08	5,600	$3.30
2/29/08	4,500	$3.56
3/03/08	34,040	$3.57
3/04/08	11,460	$3.60
          (d) No person is known to have the right to receive or the powers to direct the receipt of dividends from, or the proceeds from the sale of, the Shares.
          (e) Not applicable.

Item 6	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
          There are no agreements or understandings, other than those addressed herein, between Denby and the Company or between Denby and any other person.
Item 7 Exhibits
          Not applicable.
SIGNATURE
          After reasonable inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated this 6th day of March, 2008

/s/ Paul J. Denby Paul J. Denby